Exhibit 16.1

November 9, 2018

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Commissioners:

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Moxian, Inc. to be filed with the Securities and Exchange Commission on or about November 9, 2018. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Friedman LLP

Friedman LLP